UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 1)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

iQIYI, Inc.

(Name of Subject Company (Issuer))

iQIYI, Inc.

(Name of Filing Person (Issuer))

4.00% Convertible Senior Notes due 2026

(Title of Class of Securities)

46267XAE8

(CUSIP Number of Class of Securities)

Jun Wang

Chief Financial Officer

4/F, iQIYI Youth Center, Yoolee Plaza,

No. 21, North Road of Workers’ Stadium, Chaoyang District

Beijing 100027, People’s Republic of China

Telephone: +86 10-6267-7171

with copy to:

Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Yilin Xu, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, China +86 10 6535-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO that was initially filed by iQIYI, Inc. (the “Company”) on May 28, 2024 (the “Schedule TO”) with respect to the right of each Holder of the Notes to sell, and the obligation of the Company to purchase, the Notes, as set forth in the Schedule TO and the Repurchase Right Notice (the “Repurchase Right Notice”) to Holders of 4.00% Convertible Senior Notes due 2026 (the “Notes”) issued by the Company, dated as of May 28, 2024. The information contained in the Schedule TO, including the Repurchase Right Notice as amended and supplemented hereby, is incorporated herein by reference. Capitalized terms used and not otherwise defined in this Amendment No. 1 shall have the meanings assigned to such terms in the Repurchase Right Notice or in the Schedule TO.

Except as specifically provided herein, this Amendment No. 1 does not materially modify any of the information previously reported on the Schedule TO.

Repurchase Right Notice

The Repurchase Right Notice and the corresponding Items 1 through 9 of Schedule TO into which such information is incorporated by reference are hereby amended as follows:

1.	The last paragraph on the cover page of the Repurchase Right Notice is hereby amended by adding the following sentence at the end of such paragraph:

“DTC’s ATOP system will only commence receiving surrender of Notes on the Repurchase Open Time and any surrender of Notes delivered prior to the Repurchase Open Time will not be accepted by the ATOP system.”

2.	The paragraph under the heading “When does the Repurchase Right expire?” on page 3 of the Repurchase Right Notice is hereby deleted in its entirety and replaced with the following:

“Your right to exercise the Repurchase Right expires at 5:00 p.m., New York City time, on Tuesday, July 30, 2024 (the “Expiration Date”), which is the second Business Day immediately preceding the 2024 Repurchase Date. If the offer period is extended, we will publicly disclose the new expiration date by filing an amendment to the Schedule TO and by issuing a press release. (Page 6)”

3.

The paragraph under Section 2.2 “The Company’s Obligation to Purchase the Notes” on page 6 of the Repurchase Right Notice is hereby amended by deleting the fourth sentence in the paragraph in its entirety and replacing the fifth and sixth sentences in such paragraph with the following:

“The Indenture does not provide us with the right to delay the 2024 Repurchase Date at our sole discretion. If the offer period is extended, we will publicly disclose the new expiration date by filing an amendment to the Schedule TO and by issuing a press release.”

4.

The paragraph under the heading “Can the Company redeem the Notes?” on page 2 of the Repurchase Right Notice is hereby amended by adding the following sentence at the end of such paragraph before the page number reference of “(page 8)”: “The Company will not redeem the Notes from July 2, 2024 to August 13, 2024.”

5.

Section 2.7 “Redemption” on page 8 of the Repurchase Right Notice is hereby amended by adding the following sentence at the end of such section: “The Company will not redeem the Notes from July 2, 2024 to August 13, 2024.”

6.

The following clause “(ii) release and discharge the Company and its directors … with respect to the Notes or to participate in any redemption or defeasance of the Notes release and discharge the Company and its directors, officers, employees, and affiliates from any and all claims you may now have, or may have in the future, arising out of, or related to, the Notes, including, without limitation, any claims that you are entitled to receive additional principal or interest payments with respect to the Notes or to participate in any redemption or defeasance of the Notes” under the fourth bullet point in Section 3.2 “Agreement to Be Bound by the Terms of the Repurchase Right” on page 10 of the Repurchase Right Notice is hereby amended by adding the following words at the end of such clause: “, but excluding any claims arising under federal securities laws,”

7.	The fourth paragraph in Section 4 “Right of Withdrawal” on page 12 of the Repurchase Right Notice is hereby deleted in its entirety and replaced with the following:

“In addition, pursuant to Rule 13e-4(f)(2)(ii) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act” ), if Holders timely surrender Notes for purchase under the Repurchase Right, they are also permitted to withdraw such Notes after August 27, 2024 (New York City time) in the event that we have not yet accepted the Notes for payment on or prior to August 27, 2024 (New York City time). We will forward the appropriate amount of cash required to pay the 2024 Repurchase Price for your Notes to the Paying Agent, prior to 10:00 a.m., New York City time, on August 1, 2024, being the 2024 Repurchase Date.”

8.

The fifth paragraph under Section 4 “Right of Withdrawal” on page 13 of the Repurchase Right Notice is hereby amended by adding the following sentence at the end of such paragraph: “Holders are not foreclosed from challenging our determination in a court of competent jurisdiction in accordance with the Indenture.”

9.	The first paragraph under Section 11 “Additional Information” on page 18 of the Repurchase Right Notice is hereby deleted in its entirety and replaced with the following:

“The Company is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the SEC. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.”

10.	Section 14 “Conflicts” on page 19 of the Repurchase Right Notice is hereby deleted in its entirety.

ITEM 12.	EXHIBITS.

(a)	Exhibits.

(a)(1)†	Amended and Restated Repurchase Right Notice to Holders of 4.00% Convertible Senior Notes due 2026 issued by the Company, dated as of June 13, 2024.

(a)(5)(A)*	Press Release issued by the Company, dated as of May 28, 2024

(b)	Not applicable.

(d)(1)	Indenture, dated December 21, 2020, between the Registrant and Citibank, N.A., as trustee (incorporated herein by reference to Exhibit 4.64 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 9, 2021)

(d)(2)	First Supplemental Indenture, dated December 21, 2020, between the Registrant and Citibank, N.A., as trustee (incorporated herein by reference to Exhibit 4.65 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 9, 2021)

(g)	Not applicable.

(h)	Not applicable.

(b)	Filing Fee Exhibit.

†	Filing Fee Table.

*	Previously filed.
†	Filed herewith.

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)†	Amended and Restated Repurchase Right Notice to Holders of 4.00% Convertible Senior Notes due 2026 issued by the Company, dated as of June 13, 2024

(a)(5)(A)*	Press Release issued by the Company, dated as of May 28, 2024

(d)(1)	Indenture, dated December 21, 2020, between the Registrant and Citibank, N.A., as trustee (incorporated herein by reference to Exhibit 4.64 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 9, 2021)

(d)(2)	First Supplemental Indenture, dated December 21, 2020, between the Registrant and Citibank, N.A., as trustee (incorporated herein by reference to Exhibit 4.65 to the annual report on Form 20-F (File No. 001-38431) filed with the SEC on March 9, 2021)

(b)†	Filing Fee Table

*	Previously filed.
†	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iQIYI, Inc.

By:	/s/ Jun Wang
	Name:	Jun Wang
	Title:	Chief Financial Officer

Dated: June 13, 2024

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